UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Blanchard, Vicki
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Date of Event Requiring Statement (Month/Day/Year)
   12/02/1999
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to 11/16/95  09/30/04  Common Stock                 500.00     $4.3200    D           Direct
buy)                            (1)
Employee Stock Option (right to 11/16/95  03/01/04  Common Stock                 1,000.00   $5.1375    D           Direct
buy)                            (2)
Employee Stock Option (right to 11/16/95  09/01/02  Common Stock                 2,000.00   $6.2925    D           Direct
buy)                            (3)
Employee Stock Option (right to 11/16/96  11/16/05  Common Stock                 4,000.00   $18.0000   D           Direct
buy)                            (4)
Non-Qualified Stock Option      04/22/99  04/22/09  Common Stock                 11,000.00  $13.6250   D           Direct
(right to buy)                  (5)
Non-Qualified Stock Option      07/20/99  07/20/09  Common Stock                 5,000.00   $18.9375   D           Direct
(right to buy)                  (6)
Non-Qualified Stock Option      09/06/97  09/06/06  Common Stock                 3,600.00   $30.6250   D           Direct
(right to buy)                  (7)
Non-Qualified Stock Option      11/07/98  11/07/07  Common Stock                 3,000.00   $31.5625   D           Direct
(right to buy)                  (8)
Non-Qualified Stock Option      01/14/99  01/14/08  Common Stock                 5,000.00   $33.6875   D           Direct
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person of option to purchase 500 shares of common stock under the IDX Systems Corporation 1994 Stock Option Plan.
  The options became fully vested on November 16, 1995.
(2)
Grant to reporting person of option to purchase 1,000 shares of common stock under the IDX Systems Corporation 1985 Stock Option
Plan.  The option became fully vested on November 16, 1995.
(3)
Grant to reporting person of option to purchase 2,000 shares of common stock under the IDX Systems Corporation 1985 Stock Option
Plan.  The option became fully vested on November 16, 1995.
(4)
Grant to reporting person of option to purchase 4,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 1,000 shares each on November 16, 1996, November 16, 1997,
November 16, 1998 and November 15, 1999.
(5)
Grant to reporting person of option to purchase 8,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 2,000 shares each on April 22, 1999, April 22, 2000, April 22,
2001, and April 22, 2002.  Grant to reporting person of option to purchase 3,000 shares of common stock under the IDX Systems
Corporation 1995 Stock Option Plan.  The option becomes exercisable on the expiration of eight years from date of grant (April 22,
2007).  Vesting can accelerate if the Corporation achieves certain goals.  The plan pursuant to which the reported options were granted provides for tax withholding rights.
(6)
Grant to reporting person of option to purchase 5,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 1,250 shares each on July 20, 1999, July 20, 2000, July 20, 2001 and July 20, 2002.  The plan pursuant to which the reported option was granted provides for tax withholding rights.
(7)
Grant to reporting person of option to purchase 1,800 shares of common stock under the IDX Systems Corporatoin 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 450 shares each on September 6, 1997, September 6, 1998, September
 6, 1999 and September 6, 2000.   Grant to reporting person of option to purchase 1,800 shares of common stock under the IDX Systems
 Corporation 1995 Stock Option Plan.  The option becomes exercisable on the expiration of eight years from date of grant (September
6, 2004).  Vesting can accelerate if the Corporation achieves certain goals.  450 shares vested on February 14, 1997 and another 450 shares vested on February 5, 1998.  The plan pursuant to which the reported options were granted provides for tax withholding rights.
(8)
Grant to reporting person of option to purchase 3,000 shares of common stock under the IDX Systems Corporation 1995 Stock Option
Plan.  The option becomes exercisable in 25 percent increments of 750 shares each on November 7, 1998, November 7, 1999, November 7,
 2000 and November 7, 2001.  The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Vicki Blanchard
DATE